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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549
                        ---------------
                       Amendment No. 10
                              to
                        Schedule 14D-1
                    Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                              and
                         Statement on
                         Schedule 13D
           Under the Securities Exchange Act of 1934

                          Big B, Inc.
                   (Name of Subject Company)
                        ---------------
                     RDS Acquisition Inc.
                       Revco D.S., Inc.
                           (Bidders)
                        ---------------

           Common Stock, Par Value $0.001 Per Share
    (Including the Associated Common Stock Purchase Rights)
                (Title of Class of Securities)
                          0888917106
            (CUSIP Number of Classes of Securities)
                        ---------------

                      Jack A. Staph, Esq.
     Senior Vice President, Secretary and General Counsel
                       Revco D.S., Inc.
                    1925 Enterprise Parkway
                      Twinsburg, OH 44087
                        (216) 487-1667
 (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Bidders)
                        ---------------
                           Copy to:
                      Richard Hall, Esq.
                    Cravath, Swaine & Moore
                        Worldwide Plaza
                       825 Eighth Avenue
                 New York, New York 10019-7475
                        (212) 474-1293



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          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc.
("Parent") hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 10. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.

          Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

          (b) On October 15, 1996, Parent received a letter sent by The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey") on behalf of the Company that, among other things, advised that any party interested in acquiring the Company should submit a written bid to Robinson-Humphrey, the Company's financial advisor, not later than 5:00 p.m., Atlanta time, on Friday, October 25, 1996. A copy of such letter is filed herewith as Exhibit (c)(6) and is incorporated herein by reference.

          Item 10.  Additional Information.

          (f) Parent announced on October 18, 1996, that the Purchaser had extended the Expiration Date of the Offer until 5 p.m., New York time, on Friday, October 25, 1996.

          Parent currently believes that all the conditions to the Offer other than the Minimum Tender Condition and the Rights Condition are satisfied as of the date of this Amendment. The Offer is hereby amended to add the following as the final sentence of the penultimate paragraph of Section 14 of the Offer to Purchase:

          Parent and the Purchaser have the right to rely on any condition set forth in the immediately preceding sentence being satisfied in determining whether to consummate the Offer; however, if Parent or the Purchaser asserts the failure of any such condition without relying on the exercise of its reasonable judgment or some other objective criteria, Parent and the Purchaser shall promptly disclose such assertion and the Expiration Date will be (and, if necessary, will be extended to be) at least five business days after the date of such disclosure.


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          Item 11.  Material to be Filed as Exhibits.

          (a)(13) Text of Press Release dated October 18, 1996.

          (c)(6) Letter from Robinson-Humphrey on behalf of the Company dated October 15, 1996.


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                               SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.

Dated:  October 18, 1996

                                     REVCO D.S., INC.,

                                       by
                                          /s/ Jack A. Staph
                                          ------------------------------
                                          Name:   Jack A. Staph
                                          Title:  Senior Vice President,
                                                  Secretary and General
                                                  Counsel


                                     RDS ACQUISITION INC.,

                                       by
                                         /s/ Jack A. Staph
                                         ----------------------------------
                                         Name:    Jack A. Staph
                                         Title:   Vice President and
                                                  Secretary


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                             Exhibit Index


                                                         Page

Exhibit (a)(13)   Text of Press Release dated
                  October 18, 1996.

Exhibit (c)(6)    Letter from Robinson-Humphrey
                  on behalf of the Company dated
                  October 15, 1996.